21001589

SSION

SEC Mail

APR 01 2021

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.G. Nielsen & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Cherry Creek South Drive, Suite 470
(No. and Street)

Denver	CO	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne G. Nielsen 303-830-1515

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Causey Demgen & Moore P.C.

(Name – *if individual, state last, first, middle name*)

1099 Eighteenth St., Ste. 2300	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne G. Nielsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.G. Nielsen & Co., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA L. CROSIER
Notary Public
State of Colorado
Notary ID # 19984009015
My Commission Expires 04-27-2022

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.G. Nielsen & Co.

Investment Banking

Member FINRA

W.G. NIELSEN & CO.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

DECEMBER 31, 2020

Causey
DEMGEN & MOORE P.C.

Certified Public Accountants
and Consultants

1099 Eighteenth Street - Suite 2300
Denver, Colorado 80202
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of W.G. Nielsen & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of W.G. Nielsen & Co. as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of W.G. Nielsen & Co. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of W.G. Nielsen & Co.'s management. Our responsibility is to express an opinion on W.G. Nielsen & Co.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to W.G. Nielsen & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of W.G. Nielsen & Co.'s financial statements. The supplemental information is the responsibility of W.G. Nielsen & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Causey Demgen & Moore P.C.

CAUSEY DEMGEN & MOORE P.C.

We have served as W.G. Nielsen & Co.'s auditor since 2003.

Denver, Colorado
March 30, 2021

W.G. NIELSEN & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$ 752,683
Accounts receivable-trade, net of allowance of $0	10,000
Prepaid expenses and other assets	34,763
Property and equipment:	
Office furniture and equipment	178,029
Leasehold improvements	59,200
	237,229
Less accumulated depreciation	(219,983)
Net property and equipment	17,246
Right-of-use operating lease asset, net of accumulated amortization of $401,672	184,738
Total assets	$ 999,430

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and other accrued expenses	$ 15,507
Operating lease liability	188,479
Paycheck Protection Program loan	226,934
Total liabilities	430,920
Commitments	
Stockholder's equity:	
Common stock, $.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	1,486,287
Accumulated deficit	(917,787)
Total stockholder's equity	568,510
	$ 999,430

Confidential Pursuant to Rule 17a-5(e)(3)

See accompanying notes.

1. Organization and summary of significant accounting policies

Organization:

W. G. Nielsen & Co. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado in 1996 and became licensed as a broker/dealer and commenced operations in 1997. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory and management services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

The Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073. The Company participates only in direct placements and accordingly, does not hold cash or securities for the account of customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable:

The Company provides an allowance for doubtful collections which is based upon a review of outstanding receivables and historical collections information. Accounts receivables are charged off in the period they are deemed uncollectible. Recoveries of receivables previously charged off are recorded when received.

Revenue:

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements are generally recognized at the point in time that performance under the arrangement is complete.

Advertising costs:

The Company expenses the cost of advertising as incurred. Advertising expense was $0 for the year ended December 31, 2020.

1. Organization and summary of significant accounting policies (continued)

Concentration of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and cash. The Company's cash is held at financial institutions at which deposits are insured by the Federal Deposit Insurance Corporation (FDIC). At various times throughout the year ended December 31, 2020, the Company's cash demand deposits exceeded the FDIC's insurance limits.

Depreciation and amortization:

Property and equipment are stated at cost. Depreciation on office furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 10 years. Amortization of leasehold improvements is provided by the straight-line method over the shorter of the estimated useful life of the related assets or the lease term.

Income taxes:

Effective January 1, 2014, the Company changed its tax status from a "C" corporation to "S" corporation. As an "S" corporation, the stockholder recognizes its share of income or loss on its individual tax return.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Recently adopted accounting pronouncements:

The Company was required to adopt Topic 842 effective January 1, 2019, however, the policy was adopted on January 1, 2020, utilizing an optional transition method, which allowed the recognition of a cumulative effect adjustment to the opening balance of retained earnings on the initial date of adoption and the application of new disclosure requirements beginning in the period of adoption. This cumulative effect adjustment increased the opening balance of accumulated deficit by $56,382 and has been restated. The Company also elected the available practical expedients. These included transition elections that permitted us to not reassess our prior conclusions about lease identification, lease classification, and initial direct costs for existing or expired leases under the new standard. In addition, we adopted ongoing accounting policies to not recognize right-of-use (ROU) assets and lease liabilities for leasing arrangements with terms of less than one year and to not separate lease and non-lease components for all classes of underlying assets other than transportation equipment.

Leases:

We adopted ASU 2016-02: Leases (Topic 842) as of January 1, 2020. We determine if an arrangement is a lease at inception. Operating leases are included in the right-of-use (ROU) assets, current operating lease liabilities and noncurrent operating lease liabilities in our consolidated balance sheet.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

As the discount rates in the Company's lease are not implicit, the Company estimated the incremental borrowing rate based on the rate of interest the Company would have to pay to borrow a similar amount on a collateralized basis over a similar term.

Our lease term includes options to extend the lease when it is reasonably certain that we will exercise that option. Leases with a term of 12 months or less are not recorded on the balance sheet. Our lease agreements do not contain any residual value guarantees.

We have an operating lease for the corporate office. Our lease has a weighted average remaining term of less than one year (0.83 years). The weighted average discount rate was 7%.

We have an operating lease for the corporate office. Our lease has less than 12 months remaining on the lease term.

Year ended December 31, 2020	Amount
Operating Lease Cost	$228,156

Supplemental Balance Sheet information:

Year ended December 31, 2020	Amount
Operating lease ROU asset	$184,738
Current operating lease liability	$188,479

Supplemental cash flow and other information relating to leases:

Year ended December 31, 2020	Amount
Cash paid for operating lease liabilities	$228,165
Maturities of lease liabilities are as follows: 2021	$188,475

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $548,697 which was $543,697 in excess of its required net capital of $5,000. The Company had aggregate indebtedness in the amount of $15,507 therefore, its net capital ratio was .03 to 1 at December 31, 2020.

3. Commitments

The Company leases approximately 6,360 square feet of office space for its corporate headquarters. Total rental payments are approximately $19,345 per month as of December 31, 2020. The rental payments include common area charges and are subject to annual increases over the term of the lease. The lease obligation is through October 31, 2021, with an outstanding obligation of $193,450.

4. Income taxes

The Company is subject to accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to "Accounting for Uncertainty in Income Taxes." The guidance applies to all tax positions accounted for in the financial statements, including positions taken in a previously filed tax return or expected to be taken in a future tax return.

The Company has analyzed its filing positions in Federal and state jurisdictions where it is required to file income tax returns. Management believes the Company's positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial conditions, results of operations or cash flows. The Company recognizes the accrual of any interest or penalties related to unrecognized tax benefits in income tax expense. The Company recognized no interest or penalties during the year ended December 31, 2020.

The Company is no longer subject to U.S. Federal income tax examinations for years prior to 2016. The Company is no longer subject to Colorado income tax examinations for years prior to 2015.

5. Major customer

Revenues earned from major customers are summarized in the table below, expressed as a percentage of consulting and financial advisory fees for the year ended December 31, 2020:

Customer #1	52.25%
Customer #2	12.75%
Customer #3	8.37%

6. Profit sharing plan

The Company has established a 401(k) profit sharing plan ("the Plan"). Any employee who is 21 and has completed one year of qualifying service is eligible to participate in the Plan. Employer contributions into the Plan vest to participating employees over a six year period. Effective January 1, 2005, the Company elected to become a Safe Harbor 401(k) Plan. Safe Harbor non-elective contributions are equal to 3% of a participant's compensation up to $275,000 in 2020. Safe Harbor non-elective contributions into the plan totaled $41,931 for the year ended December 31, 2020. The Company did not make a discretionary employer profit sharing contribution to the Plan for 2020.

7. Subsequent events

The Company has evaluated events subsequent to December 31, 2020 through March 30, 2021 which is the date the financial statements were issued. There are no material events noted in this period which would impact the results reflected in this report.

8. Paycheck Protection Program Loan

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act allocated $350 billion to help small businesses keep workers employed amid the pandemic and economic downturn. Known as the Paycheck Protection Program ("PPP"), the initiative provides federally guaranteed loans to small businesses. These loans may be forgiven if borrowers maintain their payrolls during the crisis or restore their payrolls afterward. On April 20, 2020, the Company received a $226,934 loan under the PPP with a maturity date of April 20, 2022 and an annual interest rate of 1.00%. The loan will be repaid in 7 monthly consecutive interest and principal payments and one balloon payment, commencing September 20, 2021. While the Company believes a significant portion of the loan will be forgiven, the Company has not received any notification that the loan amount will be forgiven.

3200 Cherry Creek S. Drive
Suite 470
Denver, Colorado 80209
303-830-1515
Fax 303-830-6620
WWW.WGNIELSEN.COM